Mail Stop 4561

July 7, 2009

Mr. Stephen K. Sprague
President and Chief Executive Officer
Wave Systems Corp.
480 Pleasant Street
Lee, MA 01238

> **Re:** **Wave Systems Corp.**
> **Form 10-K For the Year Ended December 31, 2008**
> **Form 10-Q For the Quarter Ended March 31, 2009**
> **File No. 000-24752**

Dear Mr. Sprague:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief